                        FORM 425 DATED FEBRUARY 1, 2002


                     Filed by Western Multiplex Corporation
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934


                          Subject Company: Proxim, Inc.
                           Commission File No. 0-22700


The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. These statements are often identified by words such as "expect," "anticipate," "plan," "believe" and "intend." The forward-looking statements address the following subjects, among others: the future performance of the Company's products, the demand and markets for those products, the Company's financial condition and results of operations, the expected date of the closing of the proposed merger between the Company and Proxim, Inc., and the timing and benefits of the merger.


The Company's actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including, but not limited to, the ability of our customers to integrate our products into their networks, technological innovation in wireless communications markets, the availability and the price of raw materials and components used in the Company's products, the demand for our wireless systems and products and the acceptance of our new products. Statements regarding the expected date of completion of the merger are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Proxim will not approve the merger and that the merger will not be consummated. Statements regarding the expected benefits of the merger are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses.


Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form 10-K for the year ended December 31, 2000, and in Proxim's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Proxim's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.



 THE FOLLOWING IS THE TRANSCRIPT OF A CONFERENCE CALL HELD BY WESTERN MULTIPLEX
                        CORPORATION ON JANUARY 31, 2002

Western Multiplex Conference Call Transcript
January 31, 2002
5:00 p.m. EST



Operator:         Good day, everyone. And welcome to the Western Multiplex
                  Fourth Quarter and Fiscal Year-End's 2001 Earnings Release
                  Conference Call. Today's call is being recorded and is also available live on the Internet at www.wmux.com.

                  With us today from the Company are the Chairman and Chief Executive Officer, Mr. Jonathan Zakin; as well as Mr. Amir Zoufonoun, the President and COO; and Nancy Huber, CFO. At this time, I'd like to turn the call over to Mr. Jonathan Zakin. Please go ahead, sir.

Jonathan Zakin:   Thank you and welcome. I think you all are in listen
                  mode now. We'll open this up to questions after our remarks.
                  And I'm sure the moderator will let you know how to ask a question when that time comes.

                  You should have all received your copy of our earnings release. If you have not, you may view it on our Web site as mentioned - www.wmux.com. Or you can call 408-542-5248 and we will fax a copy of the release to you.

                  I will be providing you with a review of our fourth quarter and fiscal year-ends for 2001, and then turn the call over to Nancy Huber, our CFO, to review the financial performance and provide some guidance going forward. As we mentioned, also with me is Amir Zoufonoun, our President and Chief Operating Officer, who'll also be available to answer any of your questions.

                  In fairness to everyone on the call, please try to ask only one question at a time. This will give everyone a chance to ask his or her question. And if time permits, we'll do a second go-around.

                  Before we get started, I will turn the call over to Nancy to read our safe harbor statement. Nancy.

Nancy Huber:      Thank you. Ladies and gentlemen, some of the statements
                  we will make during this call, which represent our expectations or beliefs concerning future events, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. This section provides a safe harbor for such statements.

                  Our words, such as estimate, anticipate, plan, believe, or similar expressions, are intended to identify these statements. We caution you that these statements reflect our current expectations and are subject to a number of risks and uncertainties, including, but not limited to, factors that we will discuss later and the factors set forth in our filings with the Securities & Exchange Commission. Please refer to our filings for a more detailed discussion of forward-looking statements and the risks and uncertainties of such statements.

                  We cannot assure you that the forward-looking statements we make will be realized. And we do not undertake any obligation to update this information. And you should recognize that this information is accurate only as of today.

Jonathan Zakin:   Thank you, Nancy. Before we start, I would just like to
                  say that, as you know, we announced plans to merge Western
                  Multiplex with Proxim in a stock-for-stock transaction merger of equals. We expect that transaction to close in Q2 of this year.

                  Since this transaction is not yet closed, my remarks and Nancy's guidance will be limited to Western Multiplex as a standalone entity, although I will make a few remarks on the strategic rationale for the transaction at the end of my comments on the first quarter and the year.

                  Our fiscal 2001 results, which were not where we ultimately would like to be, do confirm that we are progressing back to our financial model. We firmly believe that our multi-market/multi-product focus, with particular emphasis on the enterprise networking segments, has allowed us to post sequential financial improvement.

                  We have reported in earlier conference calls that we would stay focused on running our business tightly, while continuing to invest in the areas we think are important. And we continue to do that.

                  Today, we reported revenue for the fourth quarter and year ended December 31, 2001. Revenue for the fourth quarter of 2001 was $24.2 million, compared to revenue of $37.6 million for the fourth quarter of 2000. Revenue for the year ended December 31, 2001, was flat at $105.7 million, compared to revenue of $105.5 million for the year ending December 31, 2000.

                  While our results clearly are not where we would like them to be, there are a number of bright spots indicating progress is being made to return us to profitability this year, as we had planned. First, revenue is sequentially up 11.5% from our third quarter. Margins also improved back to 50.1% in the third quarter, which is on our model. As a result, gross margins were up 36.8% from Q3.

                  In Q4, we began to monetize our accounts receivable and inventory, which were and still are at higher levels than we would like. But inventory was down approximately 6%. And accounts receivable was down almost 9.4%. And as a result, cash and cash equivalents increased by 12.5% during the fourth quarter.

                  In Q2, when our model got out of balance and business weakened substantially across the industry, we stated that our plan was to be at breakeven by Q1 2002 and cash neutral by Q4 2001. I believe we are on or near our target to achieve these results.

                  We also said that, although business was weak, we would continue to invest in the areas important to us for our long-term health. These are our enterprise business, our point-to-multipoint products, and our international channels. We have made progress on all three of these fronts.

                  In the fourth quarter, the enterprise business was approximately 50% of our domestic revenue. And we finished the year with enterprise business in the mid-50% range overall. You may recall that when this management team acquired Western Multiplex from Glenayre in November of 1999, our enterprise business was essentially non-existent.

                  Our plan has always been to diversify the Company away from dependence on the cyclical telco market and to broaden our focus into other higher-growing segments. With domestic sales to enterprises and ISP's above 50%, I believe we are truly positioned as a networking infrastructure business, albeit one that employs wireless technology to serve these markets.

                  In Q4, we laid the foundation for continued expansion in the enterprise by developing products that open up two new market segments for us - fiber redundancy and last mile access. Most leading and large-scale businesses in virtually all enterprise class operations now have some sort of disaster plan. Although almost all businesses backed up their data, many have not backed up their network.

                  Our research shows that redundancy is a very timely message, particularly post-September 11. Managers need to plan for threats to connectivity that range from natural catastrophes to interruptions caused by cable cuts from construction crews.

                  The Dell'Oro Group shows their research. Their worldwide install base of almost 270,000 OC3 router ports exist, many of which are not backed up.

                  Earlier this week, we announced our Lynx 0C3 product, which, along with our gigabit Ethernet bridges, makes us the only company offering true fiber redundancy capability to enterprises using license-free radios.

                  License-free radios have always been marginalized by many people in the wireless industry as a somewhat trivial technology. But it turns out that license-free has particularly ideal characteristics for the enterprise. And having this position of being the company with the fastest speed products in the license-free band makes us the ideal company to offer this redundancy.

                  Specifically, license-free products and these speeds offer low-cost ease of deployment, because no licenses are required and relatively small antenna sizes. These radios open up a large potential market serving enterprises that already have leased lines or fiber but need to ensure uptime. With carrier class reliability, both products offer much lower total cost of ownership and can provide completely independent connection paths for uptime reliability.

                  In the fourth quarter, we laid the groundwork for our fiber redundancy marketing programs, which were formally launched last week with an ad campaign and direct mail. We see this segment as one that should contribute to our enterprise business substantially this year.

                  Indicative of this potential, we saw in Q4 our Tsunami gigabit product sales double from any previous quarter. And we are going into Q1 with some momentum in this product from our enterprise accounts.

                  The second new segment that we opened up last quarter was last mile access. At the end of December, as we had planned, we began shipping a small quantity of our Tsunami Multipoint product. This product, as you know, came to us from our WirelessHome acquisition.

                  It has been the best performer - it has the best performance matrix in the industry. We have 60-megabit capacity at the base station, or 360 megabits in the six-sector deployment, that is capable of delivering true 10-BaseT to the end user for less than $1000. Targeted at the enterprise and small business market segment, we feel this product will be a major contributor to revenue growth in 2002.

                  As you recall, we've continually said that we were going to continue to invest in our Long Beach group that was developing this product. And they're now focusing on developing the product - expanding the product into the 3.5 GHz range, which should be available in the second quarter of this year or at least in tests in the second quarter of this year. That frequency, as you know, is important for Europe, the Far East, and Canada.

                  This ((inaudible)) multipoint product has been particularly well received, even in the 5.8 GHz band outside of North America, with about 65% of our advanced orders coming from Latin America, Eastern Europe and Asia. This product is well suited for the international market because of its capacity and its low-cost CPE and allows service providers in these emerging areas to create high-density hubs that connect thousands of local subscribers without costly wiring infrastructure.

                  While we expect great things from this product overseas, sales are dependent upon our ability to get government approvals, which we expect to begin securing in this quarter. So far, we've received approvals to sell to the U.S. and Canada. However any delay in achieving these approvals in the first quarter could delay shipment of products internationally. Although we don't anticipate that happening, we never can be sure.

                  Our international sales for the quarter were $7.3 million or 30% of total sales. For the fiscal year 2001, that number was $25.7 million or 24.3% of total sales. And as we were been talking about investing heavily in the international business, I can tell you that this performance is particularly disappointing to me.

                  And while sales have grown dramatically in certain markets, specifically EMEA - Europe, Middle East and Africa - and in that particularly Hungary, Poland, South Africa and Nigeria, we are seeing longer sales cycles in Latin America and the Far East, and quite frankly, have not done as good a job as I would have hoped in penetrating these markets.

                  To improve the situation, we've increased resources outside North America in the fourth quarter, adding five key people in Brazil, China and Mexico. And in January, we also added a country manager in Korea. Korea is the second largest wireless market in the Far East.

                  We also beefed up our international management by promoting Ihab Abu-Hakima to the position of Senior Vice President of International Sales. Ihab joined our organization in 2000 as Vice President of Marketing and has extensive senior management experience in international market development. Prior to joining us, Ihab served as Vice President and General Manager of Strategic Business Analysis for Silicon Graphics.

                  Ihab's goal is to exit 2002 with non-North American sales at a 50% run rate, and just like we did in North America, to build the enterprise channel worldwide, as well as the telco business.

                  One bright area of the international markets is that our homologation efforts or approval efforts have continued to accelerate. And we have added products in a number of new countries, such as Ireland, Italy, Portugal and Switzerland. A big effort this quarter will be getting more products approved in the EU countries.

                  One significant international product introduction in Q4 was our Tsunami 45-megabit product with the wayside E1. The T1 version of this product is one of our bread-and-butter products in the U.S. And initial sales of the E1 version were quite robust in international markets, selling particularly well in Eastern Europe, Africa and the Middle East.

                  Domestically, we are continuing to develop our VAR channel. And as many of you know, we've always said that more VARs relate to more sales in this marketplace. And we believe that this is really the key growth initiative of the enterprise business for us domestically.

                  By the end of December, we had just under 700 resellers. These are the Cisco, Lucent and Nortel resellers. And we added about 250 of these resellers in the fourth quarter. The goal is to be at about 1000 resellers by the second quarter of this year.

                  Our strategy in this area continues to be aggressive. The identification of these wireless experts with the data networking VARs remains critical to our increasing awareness in the enterprise market for our products and the capabilities to provide end users with complete solutions and installation solutions to large enterprises.

                  Increasing channel productivity in fiscal 2002 through focused training programs is important to us in accelerating these enterprise sales. And most of our marketing programs are geared towards increasing the average order size of these partners that we have.

                  We reported in Q3 that we had begun taking a longer term approach to telco sales by working with our existing cellular backhall customers to help them offset the hefty leased line costs imposed by their carriers. We also want to reduce our dependency on new cell site construction as the principal driver of our business in this market segment.

                  In Q4, we began to see the telco business turn around actually, mainly because of stronger than expected turnaround year-over-year. And our telco sales were up about 7%, because of stronger than expected sales in Q4. For the first time, we are seeing demands from the cellular carriers to upgrade backhaul from existing cell towers, as opposed to being completely dependent upon the new cell site construction that I mentioned.

                  We've always anticipated this with the advent of higher speed services and the rolling out of 3G and some of the other database services. Now we're actually seeing companies such as Verizon, VoiceStream, AT&T Wireless actually upgrading from 1T backhall to 4 and 8T backhalls. As they do that, wireless has a much higher value to them and lower - and a shorter-term payback.

                  We expect this trend to continue in 2002 and to see more upgrading of the infrastructure of existing cell sites. But we do see that being offset by continued weakness in new cell site construction. And for this reason, we expect the telco business overall to be flat, particularly in the first half of this year and perhaps even slightly down in the first quarter because of seasonal issues.

                  With that, I will now turn it over to Nancy to review the numbers and provide some guidance going forward. And then I will come back and talk a little bit about the Proxim transaction. Nancy.

Nancy Huber:      Good afternoon, everyone. Thanks, Jon. As Jon's already
                  indicated, we had fourth quarter revenue of $24.2 million, which is an increase of 11.5% over third quarter revenues of $21.7 million, but represents a decrease of 35.8% over fourth quarter 2000 revenue of $37.6 million.

                  Revenue outside the U.S. was $7.3 million or 30% of total revenue, a decrease of 34% over fourth quarter last year, which was $11 million and 29.3% of revenue. We increased sales return reserves by $1 million, which had a gross margin impact on the business in Q4 of $500,000.

                  On an annual basis, revenues were $105.7 million, compared to 2000's revenue of $105.5 million. International revenue was 24.3% of total revenues, or $25.7 million for 2001. This is a decrease of 26.6% over last year, when international revenues were $35 million and represented 33.2% of the total revenues.

                  As we've discussed before, last year we had two large orders that positively impacted international revenue and distorted the year-over-year revenue comparison. At the end of this year, we're seeing more run rate business, which we expect will continue to grow with our added sales efforts. As Jon mentioned, the enterprise market of our domestic business is strong in the mid-50% range for the year. This market is still developing in our international areas.

                  We expect revenues to be flat in the first quarter of 2002. We expect our telco revenues to be slightly down, reflecting the historic seasonality of that segment, and anticipate that will be covered by the shipping of the point-to-multipoint products in the first quarter.

                  We expect that enterprise-related revenue will be flat, plus or minus, as those groups are setting capital budgets and still planning for the year during the first quarter.

                  Visibility for the year is still not clear. That said, we believe revenues for the year will grow approximately 10 to 20%. As Jon indicated on the last conference call, we don't expect growth in the telco area in the first half of the year compared to last year. And the second half of the year is still uncertain.

                  We expect growth in the enterprise market and international markets, as we continue to invest in those markets. But with the current global economic situation, we are cautious about projecting significant growth in those segments. We do expect point-to-multipoint to contribute to revenues in the 8 to 12% range overall.

                  Our gross margins were 50.1%, just below 50.5% of the fourth quarter of last year. Margins continue to feel some pressure from under absorption. Margins for the year were 47.1% versus

                  52.2% for 2000. Our point-to-multipoint margins will be lower than our plan in the first quarter of this year, due to higher short-term component costs for the housing in both the CPE and base stations and the antenna in the base station.

                  We expect the full result in the first quarter overall margins in the 45 to 47% range. We expect that our component costs for the point-to-multipoint product will be within our forecasted range by the second quarter. And margins should return to our model at that point.

                  Our R&D expenses were $4.8 million, up 12.1% from $4.3 million in the fourth quarter of last year. The increase is a result of the development costs for our point-to-multipoint products. R&D was 20% of revenue. And the absolute spending in R&D should remain flat to slightly down in Q1.

                  Marketing and sales spending was $6.1 million, up 8.1% from $5.7 million in the fourth quarter of 2000. Sales expenses are higher than last year, primarily due to increases in personnel in the international sales organization. Marketing expenses are higher, due to increased targets advertising.

                  Marketing and sales expenses were 25.3% of revenue. And those expenses are expected to be slightly up in absolute dollars in Q1, as we continue to expand the international sales area.

                  Expenses for administrative costs were $2.6 million, up 6.3% from $2.4 million in Q4 of 2000. These expenses are higher than last year's fourth quarter, due to an increase in our allowance for bad debt by $216,000. Admin expenses were 10.7% of revenue. And administration expenses should be in the 9 to 10% range of revenue for Q1.

                  Our employees in Long Beach met the test requirements for our point-to-multipoint product, which released the product escrow portion of the purchase price for the WirelessHome acquisition. This resulted in several charges in Q4.

                  We allocated the purchase price of the acquisition as follows:
                  $6.4 million to in-process R&D, $1 million to the workforce, and $22.8 million to good will. The in-process R&D charge and an incremental $2.7 million of good will and stock comp amortization resulting from this transaction were booked in Q4.

                  On a go-forward basis, we will only be amortizing our intangible assets, which will result in about $146,000 in charges each quarter, through the first quarter of 2003. We'll continue to have an increasingly smaller amount of stock comps amortization as we continue to amortize the stock compensation we've had on our books through the first quarter of 2003. Interest income was 173,000 for the fourth quarter.

                  Income taxes were a credit of $740,000 for the fourth quarter. We believe our tax rate after consideration of book-to-tax differences will be in the low 40% range on a go-forward basis. We have continued to book a deferred tax asset, as we have the ability to carry the credit back and forward. We will continue to evaluate our ability to use the asset. And we'll book an allowance if we believe the asset is not fully realizable.

                  Our fourth quarter pro forma net loss before non-recurring charges and the merger costs related to the WirelessHome, as we discussed earlier, was $2.2 million or a loss of 4 cents per share, using basic shares of 58.9 million.

                  Fourth quarter net loss after non-recurring charges and merger costs was $11.3 million or a loss of 19 cents per share. The net loss for the year was $25.6 million or 44 cents a share.

                  Just a short comment on some balance sheet items - our accounts receivable was $27.4 million, down from $30.2 million in Q3 of 2001. Our day sales were 101 days. But since the end of the quarter, we've collected $8 million. And our DSO's have decreased to 83 day sales. We've seen an improvement in our accounts receivable and are targeting 85 to 90 days at the end of Q1 and Q2.

                  Inventory was $19.9 million, down from 21.2 million at the end of Q3 2001, and on a current quarter basis, about 2.4 turns. We plan to continue to reduce inventory, as well as sell through product and raw materials that built up in Q2 and Q3 of 2001.

                  Finally, as we entered 2001, our backlog was about three to five weeks of shipments. Net channel inventory were near seven weeks, lower than last quarter by more than a week. And we'll continue to work to bring these levels into the lower end of our five to seven-week range.

                  And with that, I'll turn it back to Jon for some final comments.

Jonathan Zakin:   Thanks, Nancy. Before we open this up to questions, I would just like to make a few comments on the Proxim transaction.
                  First of all, the status of the Proxim transaction - we are hoping to file the S4 this week and to have (Hart-Scott
                  Rodino) filed next week and believe we are still on schedule to close the transaction in early Q2.

                  In accordance with SEC rules, we are not in a position to answer questions about the merger on today's call prior to the SEC filing. I will actually make, though, a few comments.

                  Some of you in the financial community and investors that follow our markets have questioned the wisdom of this transaction. There have been concerns from both shareholder bases about each of our businesses and the logic of putting a LAN and a WAN company together.

                  As we've gotten more and more feedback and more and more discussions with our customers and our employees, I am more confident every day in the strategic, tactical and financial rationale for the transaction. And we are firmly committed to consummating it.

                  I believe that this combination will change the nature of the wireless industry and will provide opportunities for great new products to be developed and deployed for the good of our customers, our employees, and our shareholders.

                  When we acquired Western Multiplex in November of '99 and took it public in August of 2000, we had essentially a single market position. And that was mobile wireless backhall.

                  And our vision for Western Multiplex has always been to be the major player in four segments of the market - wireless operator backhall, campus and enterprise connectivity, fiber extension and now redundancy, and last mile access.

                  Today, we have made significant inroads into the campus and enterprise market. And last quarter, we really laid the groundwork to penetrate the last mile access and fiber extension and redundancy markets, with our point-to-multipoint products and our OC3 products.

                  Proxim extends this strategy, providing additional depth to the campus with low-cost 80211-based bridges, opening up our ability to compete in the single T1 marketplace, which is huge, and to provide in-building distribution to organizations deploying our bridges.

                  In our last mile access segment, Proxim gives us the ability to penetrate the residential market by taking 80211 products outdoors for low cost residential access and to integrate them with our Tsunami point-to-multipoint products that are able to now provide neighborhood access.

                  In addition, Proxim opens up completely new segments in home networking and our ability to integrate last mile access into the home and businesses, further extending the reach of our service providers and our carrier customers.

                  By expanding the depth in which we serve our key markets, and opening up new markets, I believe that the ((inaudible)) merger will continue to reduce our sensitivity to any one particular market or any one category of customer and make our company stronger. And not wanting to speak for Proxim, I believe that both companies will actually sell more products together than we would individually.

                  In addition, the transaction offers enough short-term synergies to make this deal accretive in the first full reporting quarter, which we expect to be Q3. To be sure, there are risks in this combination, particularly risks of integration. But we see this as a win on all fronts - marketing, manufacturing, sales, and economics.

                  In summary, while no one is particularly happy with the nature of the industry or the business and least of all myself, the net results are continuing to improve as we had planned. And I think we really are on track to bring this company back to our financial model by the end of 2002, as we had anticipated.

                  We know exactly what we need to do. Our challenge is to expand the order size in the enterprise to get more productivity from our sales organization and our distribution channel, to deliver on the redundancy plan, and really capitalize on this market opportunity that exists because of our unique product position, to expand the telco focus by focusing more on upgrading the existing telco infrastructure and relying less on new cell site construction, and most importantly, on delivering on our international potential, which while it has come up to a fairly disappointing international year, we do believe has the legs to carry us to our targets in 2002.

                  And with that, I think we'll open it up for questions now.

Operator:         Thank you. Our question and answer session will be conducted electronically. If you would like to ask a question, please press the star key followed by the digit 1. That's star 1 to ask your questions. As Mr. Zakin mentioned earlier, we would like to ask that you please ask one question, so that - and we will take as many questions as time permits.

                  Our first question comes from TC Robillard. He's at Salomon Smith Barney.

Jonathan Zakin:   Hi, TC.

TC Robillard:     Hey, John. Hey, Nancy.

Nancy Huber:      Hi, TC

TC Robillard:     Just I guess - just a quick clarification and then
                  a question if I can. Nancy, in terms of the amortization that you were talking about - there was 146,000 a quarter through the first quarter of '03. Is that just the amortization on the intangibles? Or is that also including the deferred stock comp?

Nancy Huber:      No, that doesn't include the deferred stock comp. The
                  deferred stock comp will start right about 250-ish thousand dollars and take the big drop in the second quarter down to about 180 and then 75 and 64 in the two quarters after that.

TC Robillard:     Okay.

Nancy Huber:      Separately from the 146 ((inaudible)).

TC Robillard:     Okay, so the 146 is just basically what you still
                  have to amortize.

Nancy Huber:      Yeah.

TC Robillard:     Not any of the acquisition stuff.

Nancy Huber:      Right, yes, the goodwill doesn't continue to get
                  amortized, but all the intangibles do continue to get amortized.

TC Robillard:     Okay.

Nancy Huber:      Which is patents and the workforce.

TC Robillard:     Okay, got it, great. Jon, just in terms of a - just
                  a clarification for you and then I'll give my question. On the Proxim transaction, when you made the comments about synergies and it being accretive in the third quarter, now are those going to come off of just simple cost synergies, redundant costs like G&A, building, just something like that? Or are you guys also factoring in some sort of revenue synergies right off the bat?

Jonathan Zakin:   No, there are no revenue synergies built into that statement.
                  We do firmly believe that there are going to be substantial revenue synergies that we can achieve, some of which are short-term, particularly the ability to bundle each others' products, jointly promote each others' products, to cross sell into each others' customer base, and particularly to leverage the distribution channel.

                  One of the things that Proxim brings to us are additional distributors - (Anexter), Ingram and Tech Data. And so we think that those synergies exist. And I think some of those will be realized relatively short-term. But the - but we can get to accretion based solely on consolidation of facilities in Sunnyvale, reduction of some overhead and redundancies, (Rexim) some immediate rationalization of manufacturing, and things of that sort.

Operator:         Our next question comes from Dale Pfau. He's at CIBC World
                  Markets.

Jonathan Zakin:   Hey, Dale.

Dale Pfau:        Good afternoon. Nancy, first question - if I put all
                  your guidance for the first quarter together, it looks like this comes out to like a pro forma loss of 5 cents. Am I in the right ballpark there?

Nancy Huber:      Yes, not too far off.

Dale Pfau:        Okay, the next question - Jon, you said you had current
                  backlog for some of your point-to-multipoint product. Could you tell us what the level of that backlog is? Are there any requirements for homologation? Do you recognize those revenues that you said you would see in the first quarter?

Jonathan Zakin:   I don't know - have we given out backlog information?
                  We can do that.

Nancy Huber:      Well, I said it was...

Jonathan Zakin:   Yeah, it's about...

Nancy Huber:      Four-ish weeks due to...

Jonathan Zakin:   Yeah, throughout three to five weeks of backlog. The
                  point-to-multipoint is a pretty substantial part of that. And there is potentially some risk of not getting homologations, but we are pretty confident that we will.

                  We had stated that we felt the first quarter - point-to-multipoint revenue would still be relatively insignificant. We are forecasting a fairly slow ramp to be conservative. And actually, our backlog for point-to-multipoint is greater than our anticipated first quarter sales have been. So we are anticipating some of those sales won't actually ship. But there could be some small upside there, if we do get all the approvals in.

Operator:         Our next question will come from Tim Luke. He's at Lehman
                  Brothers.

Jonathan Zakin:   Hey, Tim.

Tim Luke:         Hi, Jon, Nancy. I just had a question, Jon. You
                  mentioned the potential of your international presence to accelerate in 2002. I was wondering if you could just talk a little bit more about how you've seen that develop and where you see that developing regionally for Wmux and also maybe about some of the international potential that you see for the Proxim side. Thanks.

Jonathan Zakin:   I'm taking Wmux first. We see real potential clearly in the point-to-multipoint business, which as you know, we didn't get the sale in 2001. And we do have significant interest, particularly in China, where we are discussing a joint venture with some partners there, and Korea and Brazil and Mexico and Canada.

                  On the point-to-point side, we think that having the Tsunami 45 and then soon the Tsunami 100-megabit product with E1's as opposed to T1's, will dramatically increase the point-to-point business.

                  I have to say, though, just to be perfectly honest, I think that a good chunk of our problems in 2001 on the international side was really because we didn't execute as well as I would have liked to have executed. And I think the answer to that typically comes down to management. And that's one of the reasons we promoted Ihab to the spot where he has really now direct responsibility for the sales organization.

                  And we have added additional people. We rounded out our office in Brazil. We've added some support people in Mexico. We've added a country manager in Korea. Sales to Korea were relatively negligible.

                  And the final opportunity for us really is in the EU, which has not really allowed us to sell the 5.8 GHz products there, mainly because of power requirements. But we're very close to getting that approved in Spain. We hope to do that this quarter. And once that gets through the Spanish PTT's, then we have a wedge into the rest of the EU countries. So we're very hopeful that in the first half of this year, we should be able to sell more products into the EU, which is a large market which we haven't been able to service with the 5.8. We have sold some 2.4 GHz products there.

                  With Proxim, Proxim has some strengths in Eastern Europe. And they have substantial strength in Japan. And Japan has not been a particularly strong market for us, again because of restrictions on the 5.8 GHz products. But we are working in Japan to get those restrictions changed, as well.

                  The most immediate synergy with Proxim is to move the Proxim products through our channels. And as you know, (Floware) and (Avarion) have done well internationally, as have some of the other companies like (Demike), (Pcom), although they've done it in the license bands.

                  These are large markets. We think the Proxim products have a great deal of applicability there. They need LAN's in factories in China, just like they do in the U.S. And they don't have any greater ability to develop wiring capability there. And so we do think the ability to take the Proxim product through our channel is going to be a great opportunity for both companies. Again, none of that is actually built into the model, when you talk about accretion.

Operator:         Our next question will come from Colin McArdle. He's at Bear
                  Stearns.

Jonathan Zakin:   Hey, Colin.

Colin McArdle:    Good evening, everyone.  How are you?

Jonathan Zakin:   Good.

Colin McArdle:    It's nice to see gross margins above the 50% level.
                  And I was wondering if you might explain to us or break down the sources of that improvement. And I don't know if you'd be comfortable sharing any full-year top and bottom line forecasts.

Nancy Huber:      In terms of the improvement in gross margin in Q4, we
                  did see better absorption, which is really where the downfall had been in the previous couple quarters. And so most of the improvement is really in absorbing factory costs, which is a result of increased revenues and increasing building in the finished goods area, as we absorb some of the finished goods that we had built up in Q2 of last year - in Q2 and Q3.

                  In terms of a forecast for the model for the whole year, as I said in the gross margin area, we would be in the 45 to 47% range in Q1 and back on our model in Q2 and for the rest of the year.

                  Expenses, I think, will pretty much follow the Q1 guidance until we have room in our model to move that up. And so I don't expect any considerable increase in spending throughout the year, unless we see revenue growth that allows us to do that.

Jonathan Zakin:   I want to just add - the margin issue in Q3 really was
                  an absorption issue. At that point, direct costs margins outside of the fixed overhead issue was still north of 50%.
                  And we were just
                  working off inventory. So the basic driver of the margin never really changed. It was just a matter of getting the inventory back in balance.

                  In Q1, again, the margin decreases because of a fairly short-term structural issue. And that is that we are still using sand castings to manufacture the housings for the point-to-multipoint products. And these housings - we won't get the actual housing until late in the third - in March.

                  So we'll actually begin to see the cost of the point-to-multipoint CTE and base station, as well as some additional reduction in cost of the antenna, coming down next quarter. And again, these are very short-term margin impacts. But they're real, nonetheless.

                  We don't see anything structurally that would inhibit us from getting the margin back into balance and seeing it expand in Q2, as the cost of the multipoint product becomes more in line, as we begin to get into a more normalized production of that product.

Operator:         We'll now go to Gunther Karger. He's at Discovery Group.

Jonathan Zakin:   Hi, Gunther.

Gunther Karger:   Hi, how are you? Good report - actually - flat year in
                  light of the environment - is actually extraordinarily good.
                  Congratulations. Clarification - the announcement indicated a pro forma 4-cent loss. Where did the 5-cent come from that Mr.
                  Pfau mentioned?

Nancy Huber:      I think he was projecting to next quarter. He said Q1
                  guidance resulted in that.

Gunther Karger:   Oh, that would be a projection.

Nancy Huber:      Yes.

Gunther Karger:   Okay.

Jonathan Zakin:   Because of the reduced margin.

Nancy Huber:      Right.

Gunther Karger:   Okay, got you. And the other - related to that, Nancy,
                  you mentioned a guidance of a flat quarter for the first quarter. I'm assuming that's flat over the fourth quarter and not flat over the prior quarter or the same quarter of last year.

Nancy Huber:      Yes, flat over the fourth quarter of last year 2001.

Operator:         We'll now go to Diana Drapkin.  She's at Guard Hill Capital.

Diana Drapkin:    Yes, hi, my question is also related to Proxim. I
                  just wanted to know - you mentioned that you need HSR approval. What are the regulatory approvals you need?

Nancy Huber:      Just SEC approval of the S4.

Diana Drapkin:    And that's it?

Nancy Huber:      That's it.

Diana Drapkin:    Okay, and also the S4  - you said it was filed this week or...

Nancy Huber:      That we expect it to be filed tomorrow.

Diana Drapkin:    Tomorrow - okay, thank you very much.

Operator:         Once again, if you would like to ask a question, star 1. Star
                  1 to ask your questions.

                  We'll now go to Kevin Dede at Wells Fargo Securities.

Kevin Dede:       Clarification, guys - oh, nice quarter.

Jonathan Zakin:   Thank you.

Nancy Huber:      Thanks.

Kevin Dede:       Just to give me a clarification - did you mention
                  something about channel inventories? Did I miss it?

Nancy Huber:      I did. I said they were about seven weeks, which is
                  down a week, a little bit more than a week from last quarter.
                  And we'll continue to work them down to the five-ish range. We kind of said we'd like to be in the five to seven range.

Kevin Dede:       Okay, and that - does that include your enterprise
                  customers only? Or is that...

Nancy Huber:      That's basically the major six distributors that we
                  sell to in the U.S.

Jonathan Zakin:   It includes telco, as well, though.

Nancy Huber:      Includes the telco and enterprise guys.

Kevin Dede:       Okay.

Nancy Huber:      So it's (Samara), (Hutton), (Tesco), (Comstore),
                  (Wescon), (Wincom). It's everyone who has kind of return rights and we know keep inventories - is pretty much who we throw in that category.

Kevin Dede:       Great, okay. Then Jon, if visibility is so clouded or
                  remains clouded, how is it you feel that your point-to-multipoint will be in that 10% range for the year?

Jonathan Zakin:   We think that's just a conservative estimate. We feel
                  comfortable with that, given where we see the backlog and the feedback we're getting from customers. The timing may be a little questionable, because some of that is international and some of it does depend on getting approvals. So it may not be as fast as we would like.

                  But I think we feel pretty confident that - by the second half of this year, clearly - and actually by Q2, we should be through most of those approval processes. And that shouldn't inhibit the sales. So while the timing is a little bit more of a concern, I think we're pretty comfortable with the actual amount.

Operator:         TC Robillard, Salomon Smith Barney.

TC Robillard:     Great, thank you. Jon, can you give us a - kind of
                  a little more insight, if you've got it, in terms of - you made a very interesting comment about kind of starting to see some demand coming in from the wireless guys with respect to upgrading their backhall. Are you seeing this only in certain areas? Or are you starting to see these guys really kind of take interest on this across their whole networks?

                  I mean, I know some of this is driving data. Is there anything else kind of driving this that we don't have to worry about - maybe data getting pushed out that could slow this up? I just want to kind of get a little more color on that comment, if I could.

Jonathan Zakin:   Yeah, sure. We started a program back in the end of the -
                  well, end of the second quarter, early third quarter, which we called our Telco Paths Program. And what we've done is we've - we go into our major customers. And this is Verizon, VoiceStream, AT&T Wireless, all the main guys - Cingular. And we get from them the locations of their cell towers in a specific geography.

                  And then we will actually work in evaluating the various paths between those cell towers to determine how wireless can actually save them specific money from leasing lines. And as you go from 1T to multiple T's, the economics shift towards wireless. And we've developed a series of software programs that use sort of topological maps deployed by NASA and some of the cell site customers to actually define line of sites.

                  You can put in a longitude and a latitude of the cell site. You can put an address in for a home. And you can then determine within about 90% accuracy whether you have line of sight or not, which dramatically reduces the cost of determining that.

                  That program really began to pay off in Q4. And I would say that probably about 40% of our telco revenue came from that program of upgrades. And that, I think, is probably - was probably pretty close to nil in the beginning of the year.

                  Part of it is because people are - or companies are looking to expand the backhall. And they do know that they're going to be upgrading it. They may not know exactly when. But they know they're going to be upgrading it.

                  And it's very difficult for them to go to a carrier and say, "I'm going to need 8 T's in the future. But I want you to deploy 2 T's now and then in nine months, deploy another T and then in nine months deploy another T." They won't basically lay dark T1's.

                  So they can deploy our radios much cheaper than they can deploy an 8T solution, even if it's over capacity now. And what we're seeing is a number of these accounts are kind of moving that way. And it really is dependent on budget. If they have the budget, they invest here.

                  But what you've done is you've made it very easy for them to see specifically how rearchitecting their network can actually save them operating income by reducing the dependency on a phone company.

                  And everybody is talking about this. I mean, we've had meetings in the last quarter with every one of our major telco accounts. And they're all talking about moving from - moving to 4 T's as a minimum. And some are actually talking about DS3 between cell sites, even at the fringe of the network, let alone at the core of the network.

Operator:         Dale Pfau, CIBC World Markets.

Jonathan Zakin:   Yeah, hi, Dale.

Dale Pfau:        Yeah, my question got answered in the follow-ups.  Thanks.

Jonathan Zakin:   Thanks.

Operator:         Once again, that is star 1 if you would like to signal for a question - star 1. We do have another question. This comes from David Feinberg. He's at Morgan Stanley.

(Arindem Basu):   Hi, it's actually (Arindem Basu) and my question was
                  also answered. Thank you very much.

Jonathan Zakin:   Thank you.

Operator:         Mr. Zakin, we have no other questions at this time. I'll turn it back to you for any closing comments, sir.

Jonathan Zakin:   Great, well, thank you very much for joining us in this
                  conference call. And we will look forward to keeping you posted on the Proxim transaction as things progress. All the best - thank you.

Operator:         Thank you. That does conclude our conference call. We do
                  appreciate your participation. At this time, you may disconnect. Thank you.



                                       END

ADDITIONAL INFORMATION AND WHERE TO FIND IT


INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Proxim. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Proxim at the Commission's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from the parties.


In addition to the proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Proxim at the Securities and Exchange public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Proxim's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.


Western Multiplex, Proxim and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Proxim in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the proxy statement for the 2001 annual meeting of Western Multiplex. The directors and executive officers of Proxim and their beneficial ownership of Proxim stock are set forth in the proxy statement for the 2001 annual meeting of Proxim. In addition, certain executive officers of Proxim have entered or will enter into employment agreements with Western Multiplex in connection with the merger, certain directors of Proxim will become directors of the combined company upon completion of the merger, the unvested options to acquire Western Multiplex common stock held by certain executive officers of Western Multiplex will vest and become exercisable in connection with the merger and Western Multiplex will provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Proxim following the merger. Security holders of Western Multiplex and Proxim may obtain additional information regarding the interests of the foregoing people by reading the proxy statement/prospectus when it becomes available.


CONTACT:
            Nancy Huber
            Western Multiplex Corporation
            (408) 542-5225

            Debbie Abbot
            Proxim, Inc.
            (408) 731-2700